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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13G

            INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*

                         FRUEHAUF TRAILER CORPORATION
                               (Name of Issuer)

                         Common Stock, par value $.01
                        (Title of Class of Securities)

                                  359397 10 6
                                  (CUSIP No.)

Check the following box if a fee is being paid with this statement ( ). (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


- -------------------------------------------------------------------------------

1.   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Terex Corporation

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)  ( )
                                                            (b)  ( )

     N/A

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware corporation

NUMBER OF      5.   SOLE VOTING POWER
SHARES              6,386,622 (1)
BENEFICIALLY
OWNED BY       6.   SHARED VOTING POWER
EACH
REPORTING      7.   SOLE DISPOSITIVE POWER
PERSON              6,386,622 (1)
WITH
               8.   SHARED DISPOSITIVE POWER


9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     6,386,622 (1)

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *

     N/A

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     22.6%

12.  TYPE OR REPORTING PERSON *

     CO


(1) Randolph W. Lenz is the owner of approximately 50% of the issued and outstanding shares of common stock of the Reporting Person. By virtue of this ownership, Lenz may be deemed to have the power to direct the vote and disposition of all of such shares of Issuer beneficially owned by the Reporting Person.



Item 1.        (a)  Name of Issuer:

                    Fruehauf Trailer Corporation

               (b)  Address of Issuer's Principal Executive Offices:

                    26999 Central Park Boulevard
                    Southfield, Michigan  48076

Item 2.        (a)  Name of Person Filing:

                    Terex Corporation

               (b)  Address of Principal Business Office, or, if None,
                    Residence:

                    500 Post Road East
                    Westport, Connecticut  06880

               (c)  Citizenship:

                    Terex Corporation is incorporated in the State of Delaware.

               (d)  Title of Class of Securities:

                    Common Stock, par value $.01 (the "Common Stock")

               (e)  CUSIP Number:

                    359397 10 6

Item 3. This statement is not being filed pursuant to Rule 13d-1(b) or Rule 13d-2(b) and, accordingly, (a) through (h) of this Item 3 are not applicable.

Item 4.        Ownership

               (a)  Amount Beneficially Owned:

                    6,386,622

               (b)  Percent of Class:

                    22.6%

               (c)  Number of Shares as to Which Reporting Person has:

                      (i)sole power to vote or to direct the vote:

                         The Reporting Person has power to vote or direct the vote of 6,386,622 shares of the Common Stock of the Issuer.

                         However, Randolph W. Lenz ("Lenz") is the owner of approximately 50% of the issued and outstanding shares of common stock of the Reporting Person (the "Terex Common"). By virtue of this ownership, Lenz may be deemed to have the power to direct the vote of all such shares of Common Stock of the Issuer beneficially owned by the Reporting Person.

                     (ii)shared power to vote or to direct the vote:

                         None.  See Item c(i) above.

                    (iii)sole power to dispose or to direct the disposition of:

                         The Reporting Person has power to dispose or direct the disposition of 6,386,622 shares of the Common Stock of the Issuer.

                         However, by virtue of Lenz's ownership of approximately 50% of the Terex Common, Lenz may be deemed to have dispositive power with respect to all of such 6,386,622 shares.

                     (iv)shared power to dispose or to direct the disposition
                         of:

                         None.  See Item c(iii) above.

Item 5.        Ownership of Five Percent or Less of a Class:

               Negative.

Item 6.        Ownership of More than Five Percent on Behalf of Another Person:

               Negative.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
               Company:

               Not applicable

Item 8.        Identification and Classification of Members of the Group:

               Not applicable

Item 9.        Notice of Dissolution of Group:

               Not applicable

Item 10.       Certification:

               Not applicable



                                   Signature


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                        February 4, 1994
                                             Date



                                        TEREX CORPORATION



                                        By:  /s/ Marvin B. Rosenberg
                                             Signature


                                        Marvin B. Rosenberg, Secretary
                                             Name/Title